                                 Exhibit (b)(3)



                            [NSA INTERNATIONAL LOGO]







                        INDICATION OF FAIR VALUE OF NSA
                              INTERNATIONAL, INC.


                                 SEPTEMBER 1998






                               [ASSET SERVICES LOGO]

                            [NSA INTERNATIONAL LOGO]




                            NSA INTERNATIONAL, INC.

                               TABLE OF CONTENTS



I.   EXECUTIVE SUMMARY


II.  NSA INTERNATIONAL, INC.
     A.   History
     B.   Products
     C.   Competition
     D.   Financial Review and Analysis


III. INDUSTRY


IV.  DETERMINATION OF FAIR VALUE IN TENNESSEE


V.   ISSUES AND CONCLUSIONS


     EXHIBITS

     A.   Historical Financial Statements



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                                                        [NSA INTERNATIONAL LOGO]

I.   EXECUTIVE SUMMARY


     Company Background

     NSA International, Inc. ("NSAI" or the "Company") has experienced steadily declining sales over the periods ending FY1994-FY1998 due to its lack of success in penetrating foreign markets and its inability to maintain a strong sales presence. Revenue has fallen from $112 million in fiscal 1994 to $23 million in fiscal 1998. Net losses increased appreciably during fiscal years 1996 and 1997, ($10.7) million and ($9.8) million, respectively, as the Company began to restructure its operations. Revenues for the fiscal year ended April 30, 1998, were U.S. $23 million with a net loss for the same period of approximately U.S. $4.2 million. Sales appear to have stabilized in fiscal 1999 based on first quarter results and management expectations for the balance of the year. The Company expects operating results for fiscal 1999 to be at the breakeven level with improved results in the future years under the Master Distributor Program. Copies of the Company's historical financial statements for the fiscal years 1994-1998 and three months ended July 31, 1998 are attached as Exhibit A.


                                [HISTORICAL PERFORMANCE GRAPH]

                                                        [NSA INTERNATIONAL LOGO]

On December 2, 1997, following notice of the change in listing requirements from NASDAQ the Company's Board of Directors resolved to terminate the listing of the Company's Common Stock on the NASDAQ Stock Market and to approve the listing on the NASDAQ OTC Bulletin Board. Termination of the Company's listing on the NASDAQ Stock Market became effective on March 16, 1998. The result is that an established public trading market currently does not exist for the Company's Common Stock, but a few brokers make a market from time to time over-the-counter.

The Board of Directors of NSAI has analyzed certain alternatives to convert from a publicly traded entity to a private business enterprise. Such a transaction would provide the Company additional flexibility in pursuing its business goals and would simultaneously minimize adverse publicity arising from its recent financial difficulties. Moreover, reasons for being a public company are no longer present for NSAI. The Company contemplates undertaking a reverse stock split of approximately 1:2400 in order to reduce the number of common shareholders below 300, thus eliminating the need for public filing.

Determination of Fair Value

NSAI has engaged Asset Services, L.P. ("Asset Services") to provide an indication as to the pre-split "fair value" of the shares which the Company anticipates purchasing as a result of the fractionalization of shares through the planned reverse split as well as any shares held by whole shareholders that may elect to dissent to the transaction. To complete the task, Asset Services has done the following:

1. Reviewed and analyzed historical financial statements of NSAI for the last five fiscal years as well as the year-to-date results for the current fiscal year.

2.   Reviewed Corporate Minutes and Press Releases

3.   Interviewed certain members of the Company's management team.

4.   Reviewed Tennessee case law dealing with valuation of business interests;

5.   Met with the Company's Board and outside counsel.

In Tennessee the courts have dictated use of the "Delaware Block" method for determining the fair value of corporate stock being repurchased by corporations in conjunction with certain mergers and other corporate events. Under the Delaware Block method three factors, the earnings value, the asset value (and its corollary, liquidation value) and the market value of the stock, must be taken into account in determining fair value. Based on our review of the information described above, it is our opinion that, in the present situation, only the market value approach fairly reflects the value of NSAI's common stock; accordingly we have elected to not give any weighting to earnings value or asset value. In our opinion, the


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                                                        [NSA INTERNATIONAL LOGO]

higher end of the range at which NSAI common shares have been purchased in the market since August 31, 1998 or $.88-$1.12 per share, reflects the current fair value of the shares. We found the Earnings Method for valuing the stock to not be applicable because of NSAI's history of operating losses in the last five years. Due to NSAI's improving operating performance, we conclude that the earnings method would produce an unduly low valuation on NSAI's shares based on its history of significant losses over the last five years. We also found the liquidation value to not be a reliable indicator of the Company's fair value because it does not address the expectation that NSAI will continue as a going concern. Finally, while the Asset Value method may be more useful in this situation in providing an estimate for fair value, we have concluded that this method establishes a floor for fair value, but does not reflect the values that investors have found present in the stock under recent market conditions. Accordingly we have assigned zero weighting to the asset value methodology, provided that the stock continues to trade at a premium to adjusted asset value.


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                                                        [NSA INTERNATIONAL LOGO]

NSAI

A.   History

NSA International, Inc. (the "Company") sells consumer products domestically to National Safety Associates, Inc. ("NSA, Inc.") and internationally through a subsidiary and third party distributors ("Master Distributors") primarily utilizing multi-level and/or direct selling marketing systems. In a limited number of international markets, the Company also sells its proprietary consumer products to Master Distributors for traditional retail distribution. The Company's products include nutritional supplements, air and water filtration systems, and a sparkling water system, all of which were designed principally for individual use. The Company's products are proprietary, and most were developed by or for the Company or an affiliated entity. In the United States, the Company sells its products to National Safety Associates, Inc. ("NSA"), an affiliated Tennessee corporation, for resale to NSA's dealers and distributors. Outside the United States, the Company sells its products to Master Distributors for retail distribution through local representative agents, dealers, and distributors in Canada, the United Kingdom, Ireland, The Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Denmark, Sweden, Australia, New Zealand, Hong Kong, Taiwan, Philippines, Malaysia, Indonesia, Paraguay, Chile, Peru, and Costa Rica.

The Company continues to maintain its own direct selling operations in France ("NSA France") and Italy ("NSA Italy") (NSA France and NSA Italy collectively the "Direct Selling Subsidiaries"). In May 1998, the Company closed the NSA France offices, although direct selling activities continue in that country. Currently, the Company serves those dealers and distributors residing in France through NSA Italy. The Company has entered in to an agreement with the Master Distributor in U.K-Belgium-Holland to sell the Italian direct selling operations effective October 1, 1998.

Since organization, the Company's philosophy has been to pursue increased revenues through new product lines and market expansion. In order to reduce the costs associated with product line expansion, the Company shifted the manufacturing of all of its products to unaffiliated manufacturing organizations. The Company adopted a similar approach with regard to market expansion and support through its Master Distributor Program. The Master Distributor Program enhances the Company's ability to expand into additional markets more quickly and efficiently and to transfer from the Company to a third party distributor the costs and other burdens associated with creating the corporate infrastructure required to open and support new markets. The Company intends to continue to enter into distribution agreements with Master Distributors pursuant to which the Company grants to the Master Distributor the


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                                                                      [NSA LOGO]


exclusive right to purchase and resell the Company's products in a defined geographic area. These distribution agreements generally require that certain minimum purchase levels be maintained by the Master Distributor in order to continue their relationship with the Company. The distribution system or method utilized by the Master Distributors varies from country to country. Depending on the final terms of the particular distribution agreement, the Company may provide a Master Distributor with computer support and management consulting services in addition to selling the Master Distributor products for resale. Likewise, the distribution agreement may entitle the Company to receive a separate distributorship fee which is calculated on the Master Distributor's product sales.



B.   PRODUCTS

The company sells a line of consumable nutritional products, air and water filtration systems, and a sparkling water system all of which are designed primarily for home and office use. These products are more fully described below.

Nutritional Products. The Company sells a line of nutritional products called Juice Plus+(TM). The Juice Plus+(TM) line includes an encapsulated, concentrated food product, a chewable version of the encapsulated product, and a low calorie powdered drink mix called Juice Plus+(TM) Lite. The Juice Plus+(TM) product line contains vegetable and fruit juice powers, fibers, plant enzymes, and food actives derived from fruits and vegetables. In addition, the Company sells nutritional products for pets, Juice Plus+(TM) for Dogs and Juice Plus+(TM) for Cats. Each of these products is produced by unrelated manufacturers. In the event that any of the aforementioned manufacturers terminate their relationship with the Company for any reason, the Company will be forced to seek out alternative suppliers which the Company believes will be available.

Air Filtration Systems. The Company sells six different types of air filtration systems that were designed specifically for the Company by NSA Polymers' product development laboratory. The air filtration systems are designed to remove a variety of airborne contaminants including smoke, pollen and dust.

Water Filtration Products. The Company's water filtration product line includes nine water filtration systems and one water cooler model which are designed to remove chlorine from, and improve the taste, odor and clarity of, municipally treated water. Generally, the units utilize silver impregnated granular activated carbon to remove chlorine.

Sparkling Water System. The Company sells an in-home carbonation appliance which is a counter-top carbonation appliance that discharges carbon dioxide contained in a refillable tank into liquids such as water.


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                                                                      [NSA LOGO]


C.   COMPETITION

The products distributed by the Company are sold in highly competitive markets. Competitive products are sold by both retail sellers and other multi-level and direct selling organizations. There is additional competition in the identification, sponsorship, and training of Distributors and Dealers from other multi-level direct selling organizations, whose specific product lines may or may not compete with the products distributed by the Company.

D.   FINANCIAL REVIEW AND ANALYSIS

For the fiscal year ended April 30, 1998 the Company achieved net revenues of approximately $23 million, with a net loss before taxes of approximately $4.4 million. This compares to net sales of $36 million and an operating loss of $9.8 million for the twelve-month period ended April 30, 1997. The improvement in operating results is largely due to write-offs the Company made in fiscal 1997. Revenue base appears to have stabilized and the Company anticipates fiscal year 1999 operating results to be breakeven.

Shareholders equity is $3.9 million at April, 1998, down from $8.3 million at fiscal year end 1997. Operating results for the first quarter of fiscal year 1999 has reduced net book value to $3.7 million and is anticipated to remain at this level for the near term. Cash deficit from operations in fiscal year 1998 was $3.7 million which was markedly improved from a $10.6 million deficit in fiscal year 1997. Fiscal year 1997 results reflected reorganization and other non-recurring expenses incurred in the winding down of foreign subsidiaries. Cash flow from operations for first quarter FY 1999 reflected a deficit of approximately $500,000 versus $600,000 in cash generated for first quarter of fiscal 1998. Cash generated in first quarter 1997 reflected a reduction in inventory levels from the prior year.

                               12 Months               12 Months              12 Months             12 Months           3 Months
                                 Ended                   Ended                  Ended                 Ended               Ended
 In $000s                       4/30/95                 4/30/96                4/30/97               04/30/98           07/31/98
---------------------------------------------------------------------------------------------------------------------------------

Net Sales                       108,689                 73,150                 36,107                 23,048             6,858
Net Before Taxes                 (5,502)               (10,813)                (9,832)                (4,421)             (189)

---------------------------------------------------------------------------------------------------------------------------------


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                                                                      [NSA LOGO]


III. INDUSTRY

Multi-level marketing, also known as MLM or Network Marketing, is an alternative channel for a manufacturer to deliver its products to market. Depending on the particular company, the MLM channel may provide both word-of-mouth advertising and distribution. Compared to traditional retailing, MLM's have lower overhead, lower distribution costs, more rapid growth potential and a specialized and motivated sales force.

Throughout the 80's, as MLM's came and went, the idea of network marketing developed and grew. The information and technology explosion has created a new infrastructure complete with 800 numbers, fax machines, computers, infomercials and satellite technology. The 1990s have seen an explosion of multilevel companies resulting in dramatically increased competition for distributors.

MLM's provide the customers convenience in purchasing goods. This system of marketing brings retail sales closer to the customer, usually in the customer's own home. Products are critical to the success of an MLM but it is not self sustaining. From the distributors point of view there should be good training materials, product information and upline support. In addition, the company should be financially strong and stable. From the company's point of view continued success and profitability depend upon new products and a motivated sales force.

Overall prospects for the MLM industry appear to be strong as a result of the demographic trends described above and the increasing desire of workers to reduce personal financial risk by supplementing their salaries. MLM's will be required to have access to even more sophisticated information systems and similar resources. Successful MLM's have taken strong action in recent years to steer their organizations in these directions.


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                                                     [NSA INTERNATIONAL LOGO]

IV.  DETERMINATION OF FAIR VALUE IN TENNESSEE


For the purposes of determining the appropriate value for dissenting shareholders the standard of value in Tennessee is the "fair value" of the shares the day before the transaction that gave rise to the dissent took place, without giving benefit nor detriment to the value based upon the event that called the dissent into question.

In the state of Tennessee, as well as other states, dissenters shares are to be assessed in terms of "value" but no state adequately defines the term. However, Tennessee and many other states have addressed the valuation method to be used when the stock is traded on the market by statutorily eliminating appraisal proceedings when a stock is traded on an organized securities exchange. In effect, these states accept market price as an adequate measure of value.

More specifically, the Tennessee statute says that no shareholder may dissent as to any shares of a security which are listed on an exchange registered under ss.6 of the Securities Act of 1934 as amended, or is a "national market system security" defined in rules promulgated pursuant to the Securities Exchange
Act of 1934, as amended.

While NSAI's Common Stock is "listed" on the OTC Bulletin Board, this market does not fall under the statutory exclusion for national market system security as provided by the code. In Tennessee in such instances, case law requires the use of the Delaware Block Rule in determining value. Therefore we have taken into account the various methods as described in the Delaware Block Rule in determining the "fair value" of NSAI's shares. The Delaware Block method calls for calculating a separate value for the earnings, asset and market value and then assigning a weight to each approach based on the specific facts of the case.

In a number of early cases the courts concluded that the asset value and capitalized earnings were the strongest indicators of value. The book value listed on the balance sheet generally represents the original cost of the assets less depreciation and often differs significantly from the present market value of the assets or the present cost of equivalent assets. Except in the case of liquidation, this method will likely have little bearing on the actual earnings potential, and thus value, of the company. The earnings method should be calculated over a reasonable period generally assumed to be five years, immediately preceding the corporate action with appropriate adjustments for extraordinary gains or losses. Where earnings are erratic, little or no weight should be applied to this method. However, in some cases, even if the company earns no profit, the earnings value will be given some weight to reflect the negative impact on stock value of the company's failure to sustain positive earnings.

As mentioned above the market value may be used exclusively for a stock on a listed exchange but is one of the three approaches under the Delaware Block Method. While it is expected that the market price will provide an accurate measure of value, this approach may not be totally representative on a given security if trading is "thin". Weighting may be adjusted downward


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                                                      [NSA INTERNATIONAL LOGO]

and/or a hypothetical market value established. If the latter cannot be adequately structured, most courts have disregarded the approach under the Delaware Block method.

Application of Valuation Factors to NSAI

     EARNINGS METHOD

The Company has reported operating losses in each of the last five years. Capitalization of these losses would result in an assumption of negative or (more realistically) zero value for the Company's common equity. Given the recent improvement in operating performance and management's strong belief that NSAI is moving to positive operating results, we believe that the earnings method implies an unrealistically low value for NSAI common. While the Company has undertaken significant steps to improve operations and we have been able to witness a meaningful reduction in the level of loss, the ultimate benefits expected from the operational changes cannot be estimated with any degree of accuracy. Even were it possible to estimate future profitability with some degree of accuracy, the anticipation of future revenue increases and a resultant projected increase in operating income would be an inappropriate means for determining "fair value" in Tennessee, as the courts have drawn a line with the results in place at the valuation date. Hence the use of discounted future cash flow is not appropriate for determination of fair value in Tennessee. Accordingly we have assigned weighting of zero to the Earnings Value in the case of NSAI and we would look to other measures of value in rendering our opinion.


     ASSET METHOD

The asset value of a share of stock in a corporation is established by using the corporation's balance sheet. Adjustments are made, as appropriate or necessary, to reflect the actual value of the corporation's assets and liabilities as opposed to their current (historical) book value. The objective is to arrive at a net asset value which is defined as the difference between the actual present value of all assets and less the actual present value of all liabilities, absent unusual circumstances. Liabilities are normally valued at their financial statement values while assets have greater or lesser values.

Based on preliminary discussions with management, there is essentially a net zero effect to asset value after taking into account the appropriate adjustments. Accounts receivable allowance would be increased approximately $300 thousand while the allowance for the Polymers debt would be increased approximately $400 thousand. The Company, however, anticipates that it will likely be able to recover amounts currently accrued for tax liabilities that should net to approximately $700 thousand in after tax income.

At April 30, 1998 the net book value of the company was $3,880,506. As of that same date, the Company had 4,695,036 shares of Common Stock outstanding with a net zero adjustment to equity. The book value of the Common Stock as April 30, 1998 is $0.8265 per share. As of July


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                                                       [NSA INTERNATIONAL LOGO]

1998, net book value had decreased slightly to $3,691,641 resulting in a per share value of $0.7863. While this value may serve as a floor for pricing the shares as a going concern we attribute a weighting of zero to the Asset Value methodology in the present case as we feel that the value of the assets is significantly lower than the enterprise value that underlies the value of NSAI's common shares.

         Liquidation Value

Liquidation value is distinguished from Asset Value through use of values achievable through the near term sale of the assets and liquidation of the company being valued. In the Asset Value method, fair market value for the company's assets is the appropriate measure of value, with the assumption that the assets will remain in use by the company for an extended period. We do not believe that the liquidation value is an appropriate measure unless it is anticipated that the company will cease to exist as a going concern or the value of the assets in place would be greater to a third party than in their current use by the company whose stock is being valued. The anticipated reverse split assumes continuing operation of NSAI's business following completion of the transaction. Operating results for fiscal year 1999 are expected to be breakeven and there is no projected deterioration in shareholder equity. In assessing the value of the shares, we are comfortable that any amounts realized in liquidation scenario would be less than the amounts calculated for the going concern.

     CURRENT MARKET PRICE

The Company's Common Stock was previously quoted and traded on the NASDAQ Stock Market under symbol "NSAI". On December 2, 1997 the Company's Board of Directors resolved to terminate the listing of the Company's Common Stock on the NASDAQ Stock Market and to approve the listing on the NASDAQ OTC Bulletin Board. Termination of the Company's listing on the NASDAQ Stock Market became effective on March 16, 1998. As such an established public trading market currently does not exist for the Company's Common Stock but a few brokers make a market from time to time over-the-counter. The following table sets for the high and low bid quotations for the Common Stock as reported on the NASDAQ Stock Market and the NASD OTC Bulletin Board, as applicable for the periods indicated.

                                                     HIGH              LOW
                                                    ------            -----
FISCAL 1998

First Quarter                                         2                 1 9/16

Second Quarter                                        2 7/32            1 7/16

Third Quarter                                         2                 1 1/4

Fourth Quarter                                        1 1/2             1


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                                                        [NSA INTERNATIONAL LOGO]

Subsequent to the dates shown above the Company has from time to time purchased securities in the market. The transactions made by the Company are summarized below.

Date                   Shares                 Share Price

05/19/98                7,000                   1.625
05/26/98                5,000                   1.75
07/17/98                5,500                   1.625
08/07/98               29,100                   1.625
08/10/98               25,000                   1.625

As of August 18, 1998, the Board voted to terminate its stock repurchase program. Subsequently trades have been made in which the Company acted as neither buyer nor seller and in our opinion most accurately reflect the market value of the stock.

Date                   Shares            Share Price

08/31/98               2,000               1 1/8
08/31/98               2,900               15/16  (fifteen sixteenths)
08/31/98               2,500               1
08/31/98               1,000               1 1/32
08/31/98               4,000               1 1/18
09/10/98               1,200               31/32
09/11/98               2,300               31/32
09/14/98                 200               1
09/14/98               1,000               1
09/14/98               1,000               1
09/14/98               7,300                 7/8
09/16/98                 400               1
09/16/98               2,000               1
09/16/98               3,000               1
09/16/98               3,300               1 1/32
09/16/98               3,000               1 1/32
09/18/98               1,000               1
09/18/98               1,000               1

NSAI's maintenance of a company stock purchase program through August 10, 1998 appears to have resulted in an upward bias in the Company's stock price during the earlier period. In our


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                                                                      [NSA LOGO]


opinion, trading since that date reflects a more accurate picture of the true value of the securities in the present environment. While NSAI's common stock is not a National Market Security and as a result does not fit within the quoted security safe harbor for determination of fair value, we believe that the actual market prices reflected between buyers and sellers without intervention of the Company as a market participant likely provide the best indication available of the true value of the shares, particularly in light of the fact that the earnings and asset value approaches lead to a valuation for NSAI stock materially below the value being place on the stock by market participants. Accordingly, we are applying a 100% weighting to recent market values for the stock.

V.       ISSUES AND CONCLUSIONS

There is some indication in the applicable case law that fair value may tend to be higher than fair market value and courts may tend to make certain interpretations somewhat more liberally on behalf of minority shareholders than might be appropriate in reviewing a fair market value appraisal. In arriving at our conclusion of fair value, we reviewed the Earnings Method, Asset Method, Liquidation Value and recent market prices for the shares. Taking into account all relevant measures, it is our opinion that the recent market prices for NSAI's common stock are indicative of the fair value of NSAI's common shares, with our bias being to a value at the higher end of the recent range of $.88-1.12 per share. Based on the various factors outlined above we would be comfortable that a purchase price in the range of $1.00-1.12 would represent fair value, but we would also be comfortable with a price slightly in excess of that range based on the perceived bias of the Tennessee courts to lean to liberality in determination of fair value.


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